UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE 14F-1
_____________________

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 0-12122

WINCROFT, INC.
(Name of Small Business Issuer in its Charter)

Nevada	84-0601802
(State or other jurisdiction	(I.R.S. Employer ID Number)
of incorporation or organization)

c/o American Union Securities, Inc.
100 Wall Street, 15th Floor, New York, NY 10005
(Address of principal executive offices)

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NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

October 21, 2008

This Information Statement is being furnished to holders of record as of October 21, 2008 of the common stock of Wincroft, Inc. a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

No vote or other action by our shareholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this Information Statement to “we”, “us” and “our” are to the Company.

CHANGE IN CONTROL OF THE COMPANY

On August 18, 2008, the Company entered into a Merger Agreement dated August 8, 2008, as amended and restated on October 14, 2008 (the “Merger Agreement”) with Apollo Solar Energy, Inc., a Delaware corporation (“ASE”), and Apollo Solar Energy, Inc., a Nevada corporation and a wholly owned subsidiary of the Company (the “Merger Sub”), pursuant to which, on October 14, 2008, Merger Sub was merged with and into ASE (the “Merger”).   Under the terms of the Merger Agreement, each share of ASE common stock (“ASE Common Stock”) outstanding immediately prior to the closing of the Merger was converted into the right to receive Four Thousand (4,000) (the “Exchange Ratio”) shares of Wincroft common stock (“Wincroft Common Stock” or “Common Stock”). As a result of the completion of the Merger, ASE became a wholly owned subsidiary of Wincroft.

Upon the consummation of the Merger, the Company ceased being a shell company as such term is defined in Rule 12b-2 under the Exchange Act, ASE became a wholly owned operating subsidiary of the Company and ASE’s wholly owned subsidiary Sichuan Apollo Solar Science and Technology Co., Ltd. (“Sichuan Apollo”), a wholly foreign-owned enterprise (“WOFE”) organized under the laws of the People’s Republic of China, became the indirect wholly owned subsidiary of the Company.

 On October 20, 2008, Wincroft, entered into an entrusted management agreement (the “Entrusted Management Agreement”) with Hou Renyi and certain other members of the management team (the “Apollo Managers”) of Sichuan Apollo.

The Entrusted Management Agreement provides for the issuance by the Company of 26.8 million shares of Common Stock to the Apollo Managers with the result that the Apollo Managers will own approximately 60.15% of the Common Stock of the Company, after giving effect to such issuance, as previously discussed in the Company's Current Report on Form 8-K filed on October 16, 2008. The Apollo Managers shall receive such shares as additional consideration for the provision of the entrusted management services and in full satisfaction of certain indebtedness of Apollo to the Apollo Managers.

The acquisition of Sichuan Apollo by ASE will be accounted for as an “as-if-pooling” in accordance with SFAS141 since the Apollo Managers will own approximately 60.15% of the Common Stock of the Company and will control the Board of Directors and daily operations of ASE.

                       Upon consummation of the Merger, the Board of Directors of the Company consisted of Xiaojin Wang, Renyi Hou,  Ling Yong and Hongwei Ke.  Ten days after this information statement is mailed to the shareholders of record, Xiaojin Wang will resign from her position as a member of the Board of Directors.  At that time, the executive officers and directors of the Company will be:

Name	Age	Position with the Company	Director Since

Renyi Hou	52	Chairman and Chief Executive Officer	2008

Ling Yong	50	Chief Financial Officer	2008

Hongwei Ke	48	Director	2008

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares of Common Stock, $.001 par value per share, of which 44,555,013 shares will be outstanding after the consummation of the Merger, and issuance of shares pursuant to the Entrusted Management Agreement, and 12,500,000 shares of Preferred Stock, $.001 per value per share, of which no shares are outstanding. Holders of the Common Stock are entitled to one vote for each share in the election of directors and in all other matters to be voted on by the stockholders.  There is no cumulative voting in the election of directors.  Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors with respect to the Common Stock out of funds legally available therefor and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities.  The holders of Common Stock have no pre-emptive or conversion rights and are not subject to further calls or assessments.  There are no redemption or sinking fund provisions applicable to the Common Stock.

The following table sets forth as of October 14, 2008, certain information with respect to the beneficial ownership of our Common Stock, our only class of voting securities, by (i) any person or group which beneficially owns more than 5% of such Common Stock, (ii) each director, (iii) our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all executive officers and directors as a group, in each case after giving effect to the Merger and the Entrusted Management Agreement.

In determining beneficial ownership of the Common Stock, the number of shares shown includes shares which the beneficial owner will acquire through the Entrusted Management Agreement, or upon exercise of any warrants or options which may be exercised within 60 days. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares.

Name and Address	Amount of Nature	Percentage
of Beneficial Owner (1)	of Beneficial Ownership (2)	of Class

Renyi Hou	9,052,000	20.32%
Yong Ling	1,920,000	4.31%
Hongwei Ke	1,240,000	2.78%
All executive officers and directors as a group (3 persons)	12,212,000	27.41%
New Greatwall Limited	8,600,000	19.30%
Warner Technology & Investment Corp. 18 Kimberly Court, East Hanover, NJ 07936	4,350,000	9.76%
Zhenyu Liu (3)	4,208,000	9.45%

(1) Except as otherwise noted, each shareholder’s address is Sichuan Apollo Solar Science and Technology, Co. Ltd. No. 72 1-2 Airport Road, Jindu Section Chengdu, Sichuan Province, P. R. China 610255.

(2) Except as otherwise noted, all shares are or will be owned of record and beneficially.

(3) Zhenyu Liu is the wife of Renyi Hou.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Upon the resignation of Xiaojin Wang, the Board of Directors will consist of Mr. Renyi Hou, Mr. Yong Ling, and Mr. Hongwei Ke.  Directors serve until the next annual meeting of the shareholders and until their successors are elected and qualify.  Information regarding our Directors is as follows:

Renyi Hou is the President, Chief Executive Officer, and Chairman, and a director, of Wincroft. Mr. Hou has earned a medical degree from the Chengdu University of Traditional Chinese Medicine along with a Masters of Business from Chengdu Southwest Jiaotong University. Mr. Hou began his entrepreneurial careering by creating a rolling mill in Chengdu, Sichuan which at the time was the first privately-run iron enterprise in Sichuan Province in 1986. He entered into the mineral and natural resources business in 1998 by establishing the Sichuan Mineral Resources Development Co. Ltd, of which he was Chairman and General Manager. Mr. Hou joined Sichuan Apollo as Chairman and Chief Executive Officer in June 2006.

Yong Ling is the Chief Financial Officer, and a director, of Wincroft. Mr. Ling graduated from Southwest University of Finance and Economics with a bachelor’s degree in finance. From 1976 to 2003, he held positions with the Construction Bank of China along with investment companies in Sichuan province. He served as Chief Economist for Sichuan Xinju Mineral Resources Development Co. Ltd from 2003 until he joined Sichuan Apollo in 2006.

Hongwei Ke is a director of Wincroft. Mr. Ke graduated from Southwest Petroleum University, Department of Petroleum Engineering, with a bachelor’s degree in Oil Field Chemistry. From 1982 to 1999, he held positions with the Bohai Oil Company, Research Institute, Engineer and China National Offshore Oil Corp. (CNOOC) where he was a Senior Engineer and the Deputy Director of the Communication and Computer Center. From 1999 until he joined Sichuan Apollo in 2006, he served as Chairman of Beijing Joinkey Electronics Technology Development Co. Ltd. and as the Chairman and Chief Engineer of Beijing Jiegao Software Co. Ltd.

Code of Ethics

The Company is currently in the process of adopting a code of ethics applicable to its management.

Compenstaion, Nominating and Audit Committee

The Board of Directors will not have an audit committee, compensation committee, or nominating committee immediately after the closing of the merger, due to the small size of the Board.  The Board will also not have an "audit committee financial expert" within the definition given by the Regulations of the Securities and Exchange Commission.  The members of the Board expect to recruit an audit committee financial expert to join the Board during 2009.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

Executive Compensation

Information regarding the compensation paid to the executive officers of Wincroft during the past two fiscal years is set forth in Item 10 of the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2008, which was filed with the SEC on July 11, 2008.  After the resignation of Xiaojin Wang from the Board becomes effective, none of the individuals who served as officers of Wincroft during the past three fiscal years will remain an officer or director of the Company.

The table below itemizes the compensation paid to Renyi Hou, Ling Yong, and Hongwei Ke by Sichuan Apollo for services during the two fiscal years since Sichuan Apollo was organized.  Consideration for executive officer and director compensation was and is currently determined by the majority vote of the board. The table also shows the salaries that the Company intends to pay to those officers during the current fiscal year.  There was no officer of Sichuan Apollo whose salary and bonus for services rendered during the year ended December 31, 2007 exceeded $100,000.

	Fiscal Year	Salary

Renyi Hou	2008	$21,353
	2007	$21,353
	2006	$10,677

Ling Yong	2008	$14,250
	2007	$14,250
	2006	$7,125

Hongwei Ke	2008	$14,250
	2007	$14,250
	2006	$7,125

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who were the officers and directors of the Company prior to the Merger:

Name	Age	Position with the Company	Director Since

Xiaojin Wang	52	Chairman, Chief Executive Officer, Chief Financial Officer, Director	2007

Xiaojin Wang.  Since 1995, Ms. Wang has been employed as Chief Operations Officer of Warner Technology and Investment Corp. a New Jersey corporation. Warner Technology provides international training and market consulting services. Warner is licensed by the People's Republic of China to serve as an official host for Chinese government officials and business executives in the US. As part of the hosting process Warner also provides training programs to assist visiting Chinese officials and business executives with the transition to doing business in the US. These services include market and product analysis, assistance with product distribution and distribution agreements, joint ventures, and introductions to strategic partners. Ms. Wang holds a M.S. degree in Computer Science that was awarded in 1989 by the City College of New York. Ms. Wang is 52 years old.

Executive Compensation

Xiaojin Wang was not paid any compensation for her services as an officer and director of the Company.  She is not entitled to any compensation by reason of the termination of her positions as officer and director or by reason of the change in control of the Company.

The Company failed to file on a timely basis reports required during the 2007 fiscal year by Section 16(a) of the Exchange Act for certain of the directors, officers, or beneficial owners of more than 10% of the Company’s common stock failed to file on a timely basis reports required during the 2007 fiscal year by Section 16(a) of the Exchange Act. The Company expects to make the corrective filings prior to the mailing of this information statement.

October 21, 2008
By Order of the Board of Directors:

/s/ Renyi Hou
Renyi Hou, Chairman